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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated February 6, 2007


                         Commission File Number 0-51373


                        CHEMGENEX PHARMACEUTICALS LIMITED
                    (Exact Name as Specified in its Charter)

                                       N/A
                       (Translation of Registrant's Name)

                                  Pigdons Road
                                   Waurn Ponds
                            P.O. Box 1069, Grovedale
                             Victoria 3216 Australia
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  X    Form 40-F
                   ---             ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                  No  X
             ---             ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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

                                 EXHIBIT INDEX

Exhibit         Description of Exhibit
-------         ----------------------

99.1            Press release, February 2, 2007

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 6, 2007

                            CHEMGENEX PHARMACEUTICALS
                            LIMITED


                            By:/s/ Greg R. Collier
                               ------------------------
                               Name:   Greg R. Collier
                               Title:  Managing Director